

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 18, 2022

Byron L. Bennett
President
Zergratran SA, Inc.
501 East Las Olas Blvd., Suite 207
Fort Lauderdale, FL 33301

> **Re: Zergratran SA, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 27, 2022**
> **File No. 024-12006**

Dear Byron L. Bennett:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 1-A

Risk Factors
Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks..., page 8

1. We note you disclose that investors will have the option of paying for their investment with a credit card. However, we are unable to locate such disclosure in your subscription agreement. Please revise or advise.

Plan of Distribution and Selling Securityholders, page 12

2. We note you disclose that the commencement of the sales of the shares of common stock will be within two calendar days from the qualification date on a continuous basis thereafter until the maximum number of shares of common stock offered are sold or the offering is earlier terminated. Note that under Rule 251(d)(3)(i)(F), securities may be

offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule. Please revise your disclosure to comply with Rule 251(d)(3)(i)(F).

Use of Proceeds to Issuer, page 15

3.   We note you disclose on page 6 that you will use the proceeds of this offering for the Pre-Feasibility and Feasibility phases of your PILA project and that the Pre-Feasibility phase can be completed with $5 million. Please expand your disclosure to disclose the amounts that will need to be raised to complete your Feasibility and Construction phases.

Directors, Executive Officers and Significant Employees, page 22

4.   Please expand your disclosure to detail all of your officers' and directors' business experience during the last five years, including in each case their principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In that regard, we note you disclose on page 26 that each of your officers and directors are officers and directors of the company's sole shareholder, Zergratran, Inc. See Item 10(c) of Part II of Form 1-A.

Security Ownership of Management and Certain Securityholders, page 25

5.   Please identify the natural person or persons with voting or investment control over the shares held by Zergratran, Inc.

General

6.   We note that your subscription agreement includes a forum selection clause that designates the Court of Chancery of the State of Delaware or, alternatively, a federal court of competent jurisdiction in the State of Delaware for all actions or proceedings relating to the subscription agreement. However, the forum selection provision in Article VII of your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please reconcile these potentially conflicting provisions. In addition, please disclose whether the forum selection provision in your Certificate of Incorporation applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal

securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

7. Please revise the Summary and Business sections of your offering statement to describe the current status of your operations, including whether you have commenced any pre-feasibility work or obtained any regulatory approvals, and discuss material hurdles and expected operating costs. In that regard, we note you disclose on page 4 that you have a limited operating history and have not commenced production on any property.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Karina Dorin, Staff Attorney at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jamie Ostrow